EXHIBIT 21.1

SUBSIDIARIES OF GTY TECHNOLOGY HOLDINGS, INC.

Subsidiary Name	Jurisdiction
GTY Technology Holdings, Inc.	Cayman Islands
Bonfire Interactive Ltd.	British Columbia (Canada)
1176370 B.C. Unlimited Liability Company	British Columbia (Canada)
1176363 B.C. Ltd.	British Columbia (Canada)
1176368 B.C. Ltd.	British Columbia (Canada)
Questica Software Inc.	British Columbia (Canada)
Questica USCDN Investments Inc.	British Columbia (Canada)
Fraser Burlington Inc.	California (United States)
Questica Ltd	Delaware (United States)
Sherpa Government Solutions	Delaware (United States)
eCivis Inc.	Delaware (United States)
Open Counter Enterprises Inc.	Delaware (United States)
CityBase, Inc.	Delaware (United States)